August 14, 2006
Vía EDGAR and
Regular Mail
Mr. Donald A. Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Dear Mr. Walker:

Re:	Oriental Financial Group Inc. Form 10-Q for the Fiscal Quarter Ended March 31, 2006 File No. 001-12647
     I respond to your letter dated July 25, 2006 and received by us on August 8.
     In your letter, you ask us to inform the Commission when we expect to file our Form 10-Q report for the quarter ended March 31, 2006. In a press release issued on July 21, 2006, we announced the results for the first quarter of fiscal 2006 and also announced that due to the three months delay in completing and filing our Form 10-K for the six-month transition period ended December 31, 2005, the filing of our Form 10-Q report for the first quarter would be delayed until August 2006. We also alerted that the filing of the Form 10-Q report for the second quarter ended June 30, 2006 was going to be delayed and filed in September 2006, but that we expected that the Form 10-Q report for the third quarter ending September 30, 2006 would be filed with the Commission on a timely basis. The aforementioned press release was filed with the Commission on July 21, 2006 in a Form 8-K.
     We hereby confirm that we expect to file the Form 10-Q report for the quarter ended March 31, 2006 during the latter part of August 2006. We also confirm that our projections for the filing of the Forms 10-Q for the second and third quarters remain as previously announced.

Mr. Donald A. Walker
August 14, 2006

     As requested, we hereby acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact the undersigned if you have any questions or if you require additional information regarding this matter.
Respectfully submitted,

/s/ José Rafael Fernández

José Rafael Fernández
President and CEO